UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

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ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

April 2, 2007	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

 ALBERTA STAR RECEIVES PRELIMINARY MINERALOGICAL REPORT FROM SGS LAKEFIELD FOR METALLURGICAL PROCESSING AND TESTING OF ELDORADO SILVER & URANIUM TAILINGS

 Alberta Star Development Corp., (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the Company has received its preliminary report from SGS Lakefield Research Ltd. (“SGS”), which conducted mineral processing and metallurgical testing of silver & uranium tailings collected by the Company during the summer of 2006 from the Eldorado & Echo Bay silver and uranium mines. The SGS report included an investigation of the mineralogical properties, physical characterization, tailings composite, and an assessment of the leachability of the tailings to determine the potential recovery of uranium, silver, cobalt, nickel and copper. The purpose of this investigation was to determine the nature and mode of occurrence of Uranium-bearing minerals and base metal bearing sulphides.  The report describes the findings from the mineralogical test program using a combination of QEMSCAN technology (Quantitative Evaluation of Materials by Scanning Electron Microscopy), X-ray Diffraction Analysis, and optical microscopy conducted on the tailings samples. SGS is an ISO-accredited Canadian based research facility in Lakefield, Ontario that has extensive experience in mineral processing and metallurgical testing of base, precious metals and uranium. The Company will be commissioning additional studies to determine the recoverability of metals from these tailings. The average grade of tailings previously reported by the Company and taken from 83 sample sites is 154 gm/mt Ag, 0.079% U308, 0.027% Cu, 0.073% Co, and 0.050% Ni.

THE ELDORADO URANIUM MINE – ELDORADO URANIUM DISTRICT

The Eldorado Uranium Mine formerly mined and produced 15 million pounds of uranium at an average head grade of 0.75% U308 and 8 million ounces of silver plus, copper, nickel, radium, polonium and lead at the Eldorado - Port Radium area commencing in 1933. The Eldorado Mine has approximately 25 miles of existing underground workings developed on fourteen levels and was formerly one of Canada’s principal producers of high grade uranium pitchblende concentrates from the 1930’s to 1960’s. The Echo Bay mine produced over 23,779,178 million ounces of silver at an average head grade of approximately 66 ounces per ton prior to its closure in 1982.

The Company has assembled an experienced IOCG & uranium technical team with advanced uranium exploration expertise, who view the Eldorado & Contact Lake district as having the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits. The current April 2, 2007 spot price for uranium provided by the The Ux Consulting Company LLC (www.uxc.com) is now $95.00 US per pound

ALBERTA STAR DEVELOPMENT CORP.

Alberta Star Development Corp. is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.